Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Denison International plc. The Offer (defined below) is made solely by the Offer To Purchase, dated December 19, 2003, and the related Letter of Transmittal and Form of Acceptance, and any amendments or supplements thereto, and is being made to all holders of Shares (defined below). The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Parker-Hannifin Corporation by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding A Ordinary Shares and

All Ordinary Shares Outstanding at Any Time during the Offer, Including Those Ordinary Shares Represented by American Depositary Shares

of

Denison International plc

at

$24.00 Net Per A Ordinary Share and

$24.00 Net Per Ordinary Share, Including Those Ordinary Shares Represented by

American Depositary Shares

by

Parker-Hannifin Corporation

Parker-Hannifin Corporation, an Ohio corporation (“Parker”), is offering to purchase all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer, including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), which ADSs are evidenced by American Depositary Receipts (“ADRs”), of Denison International plc, a public limited company organized under the laws of England and Wales (“Denison”), at a purchase price of $24.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated December 19, 2003 (the “Offer To Purchase”), the related Letter of Transmittal and the related Form of Acceptance (which, together with the Offer to Purchase and the Letter of Transmittal, constitute the “Offer”). Tendering shareholders who have Shares registered in their name and who tender directly will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME, ON THURSDAY, JANUARY 22, 2004, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Acquisition Agreement, dated as of December 7, 2003 (the “Acquisition Agreement”), between Parker and Denison. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn before the Expiration Date (as defined in the Offer To Purchase) not less than 90% of the A Ordinary Shares outstanding on a fully diluted basis and not less than 90% of the Ordinary Shares outstanding, including those represented by ADSs, on a fully diluted basis (the “Minimum Condition”). Parker may, however, lower the percentages required to meet the Minimum Condition but not below a majority of the outstanding voting power of the Shares on a fully diluted basis. The Offer is also subject to certain other conditions set forth in the Offer To Purchase. See the Introduction and Sections 1, 19 and 20 of the Offer To Purchase.

The Board of Directors of Denison has unanimously approved and adopted the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, has recommended that shareholders of Denison accept the Offer and tender their Shares pursuant to the Offer, and has determined that the Acquisition

Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, are fair to, and in the best interests of, Denison’s shareholders. Lazard Frères & Co. LLC, investment banker to Denison, has delivered a written opinion to the Board of Directors of Denison to the effect that, as of the date of the opinion and based upon and subject to the matters set forth therein, the consideration to be paid to Denison’s shareholders (other than Parker and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such shareholders.

Certain officers and directors of Denison and other beneficial owners of Shares have entered into Tender Agreements, each dated as of December 7, 2003, in which they have agreed to tender or procure the tender of an aggregate of 7,005 A Ordinary Shares (or approximately 99% of the outstanding A Ordinary Shares) and an aggregate of 4,715,000 ADSs, and 238,734 options exercisable for 238,734 Ordinary Shares or ADSs (or approximately 47% of the outstanding Ordinary Shares on a fully diluted basis).

For purposes of the Offer, Parker will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Parker gives oral or written notice to the Depositary (as defined in the Offer To Purchase) of its acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Parker and transmitting payment to validly tendering shareholders. All payments will be made in U.S. dollars. Payment to which any shareholder is entitled for Shares tendered into the Offer will be paid in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Parker may otherwise be, or claim to be, entitled against that shareholder. In all cases, payment for A Ordinary Shares and Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificate(s) evidencing A Ordinary Shares and Ordinary Shares (and/or other documents of title), (ii) the Form of Acceptance, properly completed, signed and witnessed (for shareholders that are individuals), and (iii) any other documents required by the Form of Acceptance. In all cases, payment for ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) ADRs evidencing such ADSs (or a timely confirmation of a book-entry transfer of such ADSs into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer To Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer To Purchase), and (iii) any other documents required by the Letter of Transmittal.

Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

The term “Expiration Date” means 8:00 a.m., New York City time, on Thursday, January 22, 2004, unless and until Parker (in accordance with the terms of the Acquisition Agreement) shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Parker, shall expire.

Subject to the terms of the Acquisition Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Parker may, under certain circumstances, (i) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. In addition, Parker may extend the Offer to provide a “subsequent offering period” for at least three business days, during which time shareholders may tender, but not withdraw, their Shares and receive the Offer consideration. Parker may not extend the Offer during any such subsequent offering period for more than 20 business days (for all such extensions).

Parker may reduce the Minimum Condition (but in no event to less than a majority of the outstanding voting power of the Shares on a fully diluted basis) prior to the satisfaction or waiver of all other conditions to the Offer. Parker will announce any reduction in the Minimum Condition through a press release at least five business days prior to the end of the initial offering period or any extension of the Offer. During such five-business-day period, shareholders who have tendered Shares into the Offer may withdraw them. Shareholders not willing to accept the Offer if either of the percentages constituting the Minimum Condition is reduced below 90% should either not accept the Offer until the subsequent offering period, if any, or be prepared to withdraw any tendered Shares promptly following an announcement of any reduction in the Minimum Condition.

Any extension, delay, waiver, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement thereof, the announcement in the case of an extension (except an extension to provide a subsequent offering period) to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder’s Shares (except during any subsequent offering period).

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during any subsequent offering period). Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after February 17, 2004 (except during any subsequent offering period), unless theretofore accepted for payment as provided in the Offer To Purchase. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer To Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holders of the Shares, if different from the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer To Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates or ADRs, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates or ADRs evidencing the Shares to be withdrawn or, in the case of ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs.

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes with respect to a U.S. shareholder and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a U.S. shareholder who receives cash in exchange for Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder’s adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The deductibility of capital losses is subject to limitations. A non-U.S. shareholder will generally not be subject to U.S. federal income taxation on a gain realized on a disposition of Shares, unless certain conditions are met. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the alternative minimum tax, any state, local or foreign income and other tax laws, and of changes in such tax laws. For a more complete description of material U.S. federal income tax consequences and material U.K. tax consequences of the Offer, see Section 5 — “Material U.S. Federal Income Tax and U.K. Tax Consequences of the Offer and the Compulsory Acquisition” of the Offer To Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer To Purchase and is incorporated herein by reference.

Denison has provided Parker with Denison’s shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Offer To Purchase and the related Letter of Transmittal and Form of Acceptance will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial shareholders.

The Offer To Purchase and the related Letter of Transmittal and Form of Acceptance contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions, requests for assistance and copies of the Offer To Purchase, the related Letter of Transmittal and Form of Acceptance, and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Parker’s expense. Parker will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

U.S. Shareholders Contact: 17 State Street, 10th Floor New York, NY 10004 (800) 843-9819 (Toll Free) Banks and Brokerage Firms please call: (212) 440-9800	Non-U.S. Shareholders Contact: Crosby Court, 38 Bishopsgate London, EC2N 4AF, England Freephone: 00 800 3333 44 33 Banks and Brokerage Firms please call: 0044 207 335 8730

December 19, 2003

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